September 15, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration – Anfield Energy Inc.

Registration Statement on Form 20-F

(File No. 001-42808)

Ladies and Gentlemen:

Anfield Energy Inc. (the “Company”) respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form 20-F (File No. 001-42808), and permit said Registration Statement to become effective at 4:30 p.m. (Eastern Time) on September 17, 2025, or as soon thereafter as practicable.

The Company hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Sincerely,

Anfield Energy Inc.

/s/ Corey Dias
Corey Dias
Chief Executive Officer